UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 13, 2025 titled “Arcos Dorados Reports Second Quarter 2025 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 13, 2025

Item 1

Arcos Dorados Second Quarter 2025 Results

August 13, 2025

ARCOS DORADOS REPORTS SECOND QUARTER 2025 FINANCIAL RESULTS

•	Systemwide Comparable Sales[1] grew 12.1% versus the prior year, contributing to total company revenues of $1.1 billion in the second quarter of 2025.

•	Digital channel sales (from Mobile App, Delivery and Self-order Kiosks) rose 7.9% year-over-year in US dollars and contributed more than 60% of total systemwide sales in the quarter.

•	The Loyalty Program had 21.5 million registered members at the end of the second quarter of 2025, across six available markets.

•	Consolidated Adjusted EBITDA[1] was $110.1 million and Net Income was $22.6 million, or $0.11 per share, in the second quarter of 2025.

•	Net Debt to Adjusted EBITDA leverage ratio was a comfortable 1.4x as of June 30, 2025, which was among the factors cited in S&P’s ‘BBB-’ investment grade rating of Arcos Dorados debt.

•	The Company opened 20 Experience of the Future (EOTF) restaurants in the quarter.

Montevideo, Uruguay, August 13, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and six months ended June 30, 2025.

Message from Luis Raganato, Chief Executive Officer

The results we are reporting today demonstrate the strength of the Arcos Dorados business model. Each of our markets faced a unique set of operating conditions and each delivered strong results within the context of their individual environments. By staying true to our Purpose, we strengthened our bond with guests and expanded our brand preference throughout Latin America and the Caribbean, Making Every Day an Opportunity to Feed People and Build Dreams.

Brazil remained resilient despite challenging consumer dynamics, NOLAD showed that the first quarter calendar effects were only temporary and SLAD continued the strong positive trajectory that began at the end of last year. Combined, the three divisions drove local currency revenue almost 15% higher versus the prior year quarter. Systemwide comparable sales growth was particularly strong in NOLAD and SLAD, rising 1.8x and 1.4x blended inflation, respectively.

Market share saw robust gains across the region according to our research, thanks to marketing and digital initiatives focused on value and Brand strength, together with an ever-growing Loyalty Program that is successfully increasing guest visit frequency. The Big Fest digital campaign, Minecraft Happy Meal (for both kids and adults) and the limited-time Formula One promotion all helped strengthen the brand attributes that keep guests coming back to our restaurants.

The diversified nature of our business model also drove strong profitability in the quarter, despite important cost pressures in some markets. Consolidated Adjusted EBITDA declined as reported, but was up 7.1% in US dollars with a 40 basis point margin expansion, when we adjust last year’s result for a reduction of labor contingencies due to a favorable judgement in Brazil.

Finally, our growth plan remains intact, and we opened 20 new EOTF restaurants in the period. This year’s growth trajectory also includes the addition of our 21st market: Saint Martin. We believe the choice of Arcos Dorados as the new operator in Saint Martin is a testament to our operational excellence and commitment to growth in the region. We remain convinced there is compelling growth potential for our business and our shareholders for many years to come.

1 For definitions, please refer to page 7 of this document.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1

(In millions of U.S. dollars, except as noted)

	2Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,395			2,457

Sales by Company-operated Restaurants	1,060.7	(127.9)	158.3	1,091.1	2.9%	14.9%
Revenues from franchised restaurants	50.2	(6.7)	7.7	51.2	2.0%	15.4%
Total Revenues	1,110.9	(134.6)	166.0	1,142.3	2.8%	14.9%
Systemwide Comparable Sales						12.1%
Adjusted EBITDA	118.8	(11.5)	2.8	110.1	-7.3%	2.4%
Adjusted EBITDA Margin	10.7%			9.6%	-1.1 p.p.
Net income (loss) attributable to AD	26.6	(6.7)	2.7	22.6	-15.2%	10.1%
Net income attributable to AD Margin	2.4%			2.0%	-0.4 p.p.
No. of shares outstanding (thousands)	210,660			210,663
EPS (US$/Share)	0.13			0.11

Arcos Dorados’ total revenues reached $1.1 billion, up 2.8% in US dollars versus the prior year quarter. The Company’s comparable systemwide sales rose 12.1% in the quarter, driven by strong sales in NOLAD and SLAD, which grew 1.8x and 1.4x blended inflation, respectively. The consumer environment remained challenging in Brazil during the second quarter of 2025.

The Company’s Digital strategy continued to support sales growth. Digital channel sales rose 7.9% in the period, generating more than 60% of the second quarter’s systemwide sales.

By the end of the second quarter of 2025, the Company’s Loyalty Program was active in 67% of all restaurants in its footprint. The Program remains on target to be available in all main markets by year-end 2025. Offered in Argentina, Brazil, Colombia, Costa Rica, Ecuador and Uruguay, the Loyalty Program reached 21.5 million registered members at the end of the second quarter and was responsible for 22.6% of total sales in these markets.

The Company’s digital channels supported campaigns designed to strengthen the bond with guests and adapt to changing consumer preferences. This included the Big Fest, which celebrated core favorites at a compelling value, resulting in increased Brand Preference, improved Brand Attributes and strong growth in both Mobile App downloads and Loyalty Program membership.

In Brazil, the successful “Méqui do Dia” campaign, offered one menu favorite per day at a compelling value, while the Minecraft Happy Meal enjoyed crossover appeal to both kids and adults throughout the region, which was optimized by offering a unique adult Happy Meal with chicken McNuggets.

Arcos Dorados’ regional Formula 1 sponsorship also served to strengthen ties with families and guests of all ages. Capitalizing on the popularity of Formula 1, The Movie, the Company introduced a limited-edition sandwich and collectible race cars, exclusive to McDonald’s restaurants. The campaign was extremely successful, selling out in just a matter of days or weeks, in each market.

Finally, given the increasingly competitive nature of the dessert category, the Company remained committed to keeping its menu at an affordable price and brought innovation to its dessert platform by leveraging a favorite McDonald’s character with the Grimace Shake and by adding more local flavors to its McFlurry offerings.

Adjusted EBITDA declined in US dollars mainly due to margin pressure in Brazil from higher beef costs this year and a reduction of labor contingencies in the prior year. Excluding the reduction of labor contingencies, consolidated Adjusted EBITDA rose 7.1% and Adjusted EBITDA margin expanded by 40 basis points versus the prior year period. Efficiencies in Payroll (excluding the labor contingency reduction in Brazil from the 2Q24) and Occupancy and other operating expenses, mainly in Brazil and SLAD, were offset by the abovementioned Food & Paper cost pressures.

Net income attributable to the Company totaled $22.6 million in the second quarter of 2025, which represented a net income margin of 2.0%. The decrease in comparison with the prior year quarter was mainly explained by a lower reported Adjusted EBITDA margin and reduced non-cash foreign exchange results.

Arcos Dorados recorded earnings of $0.11 per share in the second quarter of 2025 compared to $0.13 per share in the prior year period. Total weighted average shares amounted to 210,663,057 in the second quarter compared to 210,660,444 in the prior year’s quarter.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: Brazil’s result in the second quarter of 2024 included a $16.0 million positive impact from the reduction of labor contingencies due to a favorable judgement.

Additionally, Adjusted EBITDA in the second quarter of 2025 included a $6.9 million gain in Mexico and the second quarter of 2024 included a $4.2 million gain in Chile, both related to restaurant transactions with sub-franchisees in those markets.

Excluded from Adjusted EBITDA: there were no notable items excluded from Adjusted EBITDA in either the second quarter of 2025 or the second quarter of 2024.

New Unit Development: Total and by Format[1]

Figure 2

	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024
Brazil	1,191	1,179	1,173	1,160	1,150
NOLAD	658	657	654	649	649
SLAD	608	603	601	601	596
TOTAL	2,457	2,439	2,428	2,410	2,395

1end of period, including company operated and franchised restaurants

Figure 3

as of Jun.30, 2025	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	641	91	459	1,191	734	457	160	2,021
NOLAD	416	47	195	658	512	146	19	520
SLAD	267	124	217	608	509	99	227	740
TOTAL	1,324	262	871	2,457	1,755	702	406	3,281

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados added 20 new EOTF restaurants to the Company’s footprint, including 18 free-standing units, in the second quarter of 2025. As of the end of June 2025, there were 1,732 EOTF restaurants in Arcos Dorados’ footprint, making up 70% of its restaurant portfolio.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	June 30,	December 31,
	2025	2024
Total Cash & cash equivalents (i)	233,862	138,593
Total Financial Debt (ii)	914,849	699,851
Net Financial Debt (iii)	680,987	561,258
LTM Adjusted EBITDA	473,773	500,100
Total Financial Debt / LTM Adjusted EBITDA ratio	1.9	1.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.1
LTM Net income attributable to AD	130,135	148,759
Total Financial Debt / LTM Net income attributable to AD ratio	7.0	4.7
Net Financial Debt / LTM Net income attributable to AD ratio	5.2	3.8

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $68.0 million and $80.3 million as a reduction of financial debt as of June 30, 2025 and December 31, 2024, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

The Company’s net debt to Adjusted EBITDA leverage ratio ended the second quarter at a comfortable 1.4x, up from 1.1x at year-end 2024.

For the six-month period ended June 30, 2025, the net cash provided by operating activities totaled $57.7 million with total property and equipment expenditures of $104.2 million. This compares with net cash provided by operating activities in the same period of the prior year of $63.7 million and total property and equipment expenditures of $148.9 million.

Recent Developments

Appointment of Luis Raganato as Chief Executive Officer (CEO)

On June 6, 2025, Arcos Dorados’ Board of Directors announced the appointment of Luis Raganato as CEO, effective July 1, 2025. He succeeded Marcelo Rabach who served as CEO from July 2019 to June 2025. Prior to his promotion, Mr. Raganato was Arcos Dorados’ Chief Operating Officer.

Appointment of Carlos Gonzalez as Chief Operating Officer (COO)

On June 6, 2025, Arcos Dorados’ Board of Directors also announced the appointment of Mr. Carlos Gonzalez, as COO, to succeed Mr. Raganato, effective July 1, 2025. Prior to his appointment, Mr. Gonzalez was Divisional President for the South Latin American Division.

Appointment of Francisco Staton as Chief Strategy Officer (CSO)

In July 2025, Mr. Francisco Staton assumed a new management role as Chief Strategy Officer for Arcos Dorados, reporting directly to Mr. Raganato. Mr. Staton is a member of the Company’s Board of Directors and previously held several senior leadership positions within the Company.

Acquisition of Saint Martin

In July 2025, the Company acquired 3 restaurants and the exclusive rights to operate or sub-franchise McDonald’s restaurants in Saint Martin, making it the twenty-first territory in the Company’s footprint. This new territory will be managed by the North Latin American Division.

S&P Global Rating Action

In July 2025, S&P Global Ratings assigned a long-term issuer credit rating of ‘BBB-’ with a Stable Outlook to the Company. This marks the Company’s second investment grade rating, following Fitch Ratings’ upgrade to ‘BBB-’ in January 2025, thereby achieving full investment grade status.

2024 Social Impact and Sustainable Development Report

In July 2025, Arcos Dorados published its Social Impact and Sustainable Development Report for 2024. The report includes information audited by EY and provides an update on the progress related to initiatives and implementation of the six pillars of the Company’s “Recipe for the Future” ESG Platform. The full report can be downloaded at www.recipeforthefuture.com.

Second Quarter 2025 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 13, 2025, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Second Quarter 2025 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, and impairment of long-lived assets.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation and (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 06/30/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2025. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2025 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2025	2024	2025	2024
REVENUES
Sales by Company-operated restaurants	1,091,113	1,060,709	2,118,644	2,092,131
Revenues from franchised restaurants	51,183	50,192	100,244	100,126
Total Revenues	1,142,296	1,110,901	2,218,888	2,192,257
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(396,564)	(372,926)	(763,176)	(733,913)
Payroll and employee benefits	(206,461)	(193,538)	(404,210)	(395,498)
Occupancy and other operating expenses	(319,746)	(315,558)	(627,811)	(614,611)
Royalty fees	(66,455)	(66,361)	(129,866)	(131,364)
Franchised restaurants - occupancy expenses	(21,028)	(20,285)	(42,072)	(42,275)
General and administrative expenses	(77,530)	(72,954)	(150,855)	(141,612)
Other operating income, net	7,948	4,940	6,709	8,786
Total operating costs and expenses	(1,079,836)	(1,036,682)	(2,111,281)	(2,050,487)
Operating income	62,460	74,219	107,607	141,770
Net interest expense and other financing results	(18,483)	(14,141)	(35,075)	(30,579)
Gain from derivative instruments	1,344	3,182	1,454	1,249
Foreign currency exchange results	(3,666)	(18,117)	(5,627)	(19,115)
Other non-operating expenses, net	(481)	(223)	(603)	(652)
Income before income taxes	41,174	44,920	67,756	92,673
Income tax expense, net	(18,486)	(18,145)	(30,991)	(37,106)
Net income	22,688	26,775	36,765	55,567
Net income attributable to non-controlling interests	(101)	(143)	(248)	(426)
Net income attributable to Arcos Dorados Holdings Inc.	22,587	26,632	36,517	55,141
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	2.0%	2.4%	1.6%	2.5%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.11	$ 0.13	$ 0.17	$ 0.26
Weighted-average number of common shares outstanding-Basic	210,663,057	210,660,444	210,663,057	210,658,096
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	22,587	26,632	36,517	55,141
Net income attributable to non-controlling interests	101	143	248	426
Income tax expense, net	18,486	18,145	30,991	37,106
Other non-operating expenses, net	481	223	603	652
Foreign currency exchange results	3,666	18,117	5,627	19,115
Gain from derivative instruments	(1,344)	(3,182)	(1,454)	(1,249)
Net interest expense and other financing results	18,483	14,141	35,075	30,579
Depreciation and amortization	47,913	45,202	94,208	88,293
Operating charges excluded from EBITDA computation	(262)	(639)	(425)	(2,346)
Adjusted EBITDA	110,111	118,782	201,390	227,717
Adjusted EBITDA Margin as % of total revenues	9.6%	10.7%	9.1%	10.4%

Second Quarter 2025 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Six-Months ended		as	Constant
	June 30,		reported	Currency	June 30,		reported	Currency
	2025	2024	Incr/(Decr)%	Incr/(Decr)%	2025	2024	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	415,387	441,990	-6.0%	2.0%	815,689	890,927	-8.4%	3.7%
NOLAD	317,829	310,205	2.5%	6.9%	599,529	612,926	-2.2%	3.3%
SLAD	409,080	358,706	14.0%	37.8%	803,670	688,404	16.7%	38.4%
TOTAL	1,142,296	1,110,901	2.8%	14.9%	2,218,888	2,192,257	1.2%	14.5%

Operating Income (loss)
Brazil	34,118	68,194	-50.0%	-45.9%	67,096	125,236	-46.4%	-39.3%
NOLAD	27,569	13,191	109.0%	117.6%	40,428	31,174	29.7%	34.1%
SLAD	27,354	19,719	38.7%	71.1%	52,423	34,161	53.5%	82.2%
Corporate and Other	(26,581)	(26,885)	1.1%	-10.7%	(52,340)	(48,801)	-7.3%	-19.7%
TOTAL	62,460	74,219	-15.8%	-6.2%	107,607	141,770	-24.1%	-14.2%

Adjusted EBITDA
Brazil	52,954	86,168	-38.5%	-33.4%	102,523	161,614	-36.6%	-28.2%
NOLAD	41,238	26,161	57.6%	64.4%	67,478	54,763	23.2%	28.9%
SLAD	40,533	30,571	32.6%	59.9%	79,593	55,312	43.9%	68.8%
Corporate and Other	(24,614)	(24,118)	-2.1%	-14.6%	(48,204)	(43,972)	-9.6%	-22.8%
TOTAL	110,111	118,782	-7.3%	2.4%	201,390	227,717	-11.6%	-0.8%

Figure 7

Systemwide Comparable Sales	For Three-Months ended
	June 30,
	2025	2024
Brazil	0.3%	10.2%
NOLAD	4.4%	7.9%
SLAD	38.2%	113.4%
TOTAL	12.1%	40.8%

Figure 8

period average local currency per US$	Brazil	Mexico	Argentina
2Q25	5.66	19.49	1,150.22
2Q24	5.22	17.26	885.90

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	147,052	135,064
Short-term investments	86,810	3,529
Accounts and notes receivable, net	156,314	119,441
Other current assets (1)	232,003	209,953
Derivative instruments	1,500	416
Total current assets	623,679	468,403
Non-current assets
Property and equipment, net	1,238,288	1,127,042
Net intangible assets and goodwill	144,143	66,644
Deferred income taxes	111,215	90,287
Derivative instruments	66,462	79,874
Equity method investments	15,816	14,346
Leases right of use asset	1,053,998	949,977
Other non-current assets (2)	118,819	96,081
	2,748,741	2,424,251
Total assets	3,372,420	2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	313,225	347,895
Taxes payable (3)	131,719	118,466
Accrued payroll and other liabilities	149,555	113,259
Royalties payable to McDonald’s Corporation	27,208	20,860
Provision for contingencies	1,306	1,199
Interest payable	18,328	7,798
Financial debt (4)	37,456	64,167
Operating lease liabilities	99,784	92,280
Total current liabilities	778,581	765,924
Non-current liabilities
Accrued payroll and other liabilities	88,841	20,928
Provision for contingencies	31,934	29,157
Financial debt (5)	945,355	715,974
Deferred income taxes	1,956	2,084
Operating lease liabilities	944,111	849,158
Total non-current liabilities	2,012,197	1,617,301
Total liabilities	2,790,778	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	650,347	664,390
Accumulated other comprehensive loss	(582,283)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	580,238	508,080
Non-controlling interest in subsidiaries	1,404	1,349
Total equity	581,642	509,429
Total liabilities and equity	3,372,420	2,892,654

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!